Exhibit 99.1

Kilcoy Global Foods, Ltd.

Code of Business Conduct and Ethics

I.            Purpose

This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of Kilcoy Global Foods, Ltd., a Cayman Islands company, and its subsidiaries and affiliates (collectively, the “Company”) consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. This Code has been adopted by the board of directors (the “Board”) of Kilcoy Global Foods, Ltd. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, the Company adheres to these higher standards.

This Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•	compliance with applicable laws, rules and regulations;

•	strict prohibition of any bribes or kickbacks;

•	prompt internal reporting of violations of the Code; and

•	accountability for adherence to the Code.

II.            Applicability

This Code applies to all directors, officers, employees and consultants of the Company, whether they work for the Company on a full-time, part-time, consultative or temporary basis (each, an “employee” and collectively, the “employees”). Certain provisions of the Code apply specifically to our chief executive officer, chief financial officer, other executive officers, senior vice presidents, vice presidents, and other members of the management of the Company who have reached a certain level of seniority (each, a “senior employee,” and collectively, the “senior employees”). Certain provisions of the Code apply to relevant third parties in assistance with the Company’s business.

III.            Conflicts of Interest

Employees have an obligation to conduct themselves in an honest and ethical manner and to act in the best interest of the Company. All employees should endeavor to avoid situations that present a potential or actual conflict between (i) their interest or that of their closely related individuals, such as their family members, lovers, and other closely related friends (“Employee Affiliates”), and (ii) the interest of the Company. A conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of the Company as a whole. An employee should actively avoid any private interest that may impact such employee’s ability to act in the interests of the Company or that may make it difficult to perform the employee’s work objectively and effectively. In general, the following are considered conflicts of interest:

•	Behaviors Subject to Reporting Procedures. Employees must report in advance to (but do not require prior approval from) the Company for any of the following behaviors: (i) employees and their Employee Affiliates working for the Company simultaneously, regardless of whether such work is on a full-time or part-time basis; or (ii) employees and their Employee Affiliates having overlapping duties, or reporting, approval, supervision, or similar relationships existing between employees and their Employee Affiliates.

•	Behaviors Subject to Reporting and Approval Procedures. Employees must report the following behaviors in advance to and obtain prior approval from the Company for any of the following behaviors: (i) employees and/or their Employee Affiliates having direct or indirect economic interests, such as equity or debt interests, in any institution that engages in business similar to or the same as that of the Company; (ii) institutions in which employees and/or their Employee Affiliates have direct or indirect economic interests, such as equity or debt interests, engaging in business transactions with the Company; or (iii) institutions that employees and/or their Employee Affiliates directly or indirectly work for or manage engaging in business transactions with the Company.

•	Prohibited Behaviors. Employees are prohibited from engaging in the following behaviors: (i) employees working (whether on a full-time or part-time basis), or providing services, for institutions that are engaged in the same or similar business as the Company; or (ii) employees engaging in behaviors that require prior approval but have not yet been approved.

If employees or their Employee Affiliates are involved in behaviors subject to reporting procedures or behaviors subject to reporting and approval procedures, employees must send an email to the heads of both the department with which they are affiliated and the Human Resources Department (or through other written forms as may be later permitted by the Company alternatively) to make a written report. If employees or their Employee Affiliates are involved in behaviors subject to reporting and approval procedures, employees must also obtain prior written approval from the heads of both the department with which they are affiliated and the Human Resources Department.

IV.            Gifts and Entertainment

Employees are in principle prohibited from accepting any gifts, regardless of their value, and from accepting any services provided by the Company’s business partners for free or at a low cost during business interactions. All employees are required to comply with the policy of the Company regarding gifts, meals and entertainment. However, occasional business gifts or entertainment from or to non-government individuals or entities in the context of business discussions or the development of business relationships are generally deemed appropriate, provided such acceptance or provision cannot violate any laws or regulations in any manner and the value of such gifts or entertainment should be modest. In such case, if the acceptance of the gift does not involve any form of illegal or suspected illegal activities, employees may accept the gift but must report the acceptance according to the Company’s relevant policies. Notwithstanding anything to the contrary above, gifts or entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted.

Bribes and kickbacks are criminal acts, strictly prohibited by law. An employee must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

V.            ANTI-BRIBERY AND FCPA Compliance

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. A violation of FCPA does not only violate the Company’s policy but also constitute a civil or criminal offense under FCPA. No employee shall give or authorize directly or indirectly any illegal payments to government officials of any country. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, it is company policy that all payments to government officials to secure an improper advantage, including nominal “facilitating” payments made to government officials to expedite or to secure the performance of a routine governmental action, are strictly prohibited.

No employee shall give or authorize, directly or indirectly, any improper payments to any other person or entity to secure any improper advantage for the Company, nor shall any employee solicit any improper payment from any other person or entity in exchange for any improper advantage.

VI.            Protection and Use of Company Assets

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability and are strictly prohibited. Any use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each employee should:

•	exercise reasonable care to prevent theft, damage or misuse of the Company’s assets;

•	promptly report any actual or suspected theft, damage or misuse of the Company’s assets;

•	safeguard all electronic programs, data, communications and written materials from unauthorized access; and

•	use the Company’s assets only for legitimate business purposes.

Except as approved in advance by the chief executive officer or chief financial officer of the Company, the Company prohibits political contributions (directly or through trade associations) by any employee on behalf of the Company. Prohibited political contributions include:

•	any contributions of the Company’s funds or other assets for political purposes;

•	encouraging individual employees to make any such contribution; and

•	reimbursing an employee for any political contribution.

VII.            Intellectual Property and Confidentiality

Employees should abide by the Company’s rules and policies in protecting the intellectual property and confidential information, including the following:

•	All inventions, creative works, computer software, and technical or trade secrets developed by an employee in the course of performing the employee’s duties or primarily through the use of the Company’s assets or resources while working at the Company shall be the property of the Company.

•	Employees should maintain the confidentiality of information entrusted to them by the Company or entities with which the Company has business relations, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its business associates, if disclosed.

•	The Company maintains a strict confidentiality policy. During an employee’s term of employment with the Company, the employee shall comply with any and all written or unwritten rules and policies concerning confidentiality and shall fulfill the duties and responsibilities concerning confidentiality applicable to the employee.

•	In addition to fulfilling the responsibilities associated with his/her position in the Company, an employee shall not, without obtaining prior approval from the Company, disclose, announce or publish trade secrets or other confidential business information of the Company, nor shall an employee use such confidential information outside the course of his/her duties to the Company.

•	Even outside the work environment, an employee must maintain vigilance and refrain from disclosing important information regarding the Company or its business, business associates or employees.

•	An employee’s duty of confidentiality with respect to the confidential information of the Company survives the termination of such employee’s employment with the Company for any reason until such time as the Company discloses such information publicly or the information otherwise becomes available in the public sphere through no fault of the employee.

•	Upon termination of employment, or at such time as the Company requests, an employee must return to the Company all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

VIII.            Accuracy of Financial Reports and Other Public Communications

The Company will be required to report its financial results and other material information about its business to the public and the SEC. It is the Company’s policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations. Employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Employees should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to:

•	financial results that seem inconsistent with the performance of the underlying business;

•	transactions that do not seem to have an obvious business purpose; and

•	requests to circumvent ordinary review and approval procedures.

The Company’s senior financial officers and other employees working in the Finance Department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable.

Employees are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to:

•	issuing or reissuing a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of U.S. GAAP, generally accepted auditing standards or other professional or regulatory standards);

•	not performing audit, review or other procedures required by generally accepted auditing standards or other professional standards;

•	not withdrawing an issued report when withdrawal is warranted under the circumstances; or

•	not communicating matters required to be communicated to the Audit Committee of the Board.

IX.            Company Records

Accurate and reliable records are crucial to the Company’s business and form the basis of its earnings statements, financial reports and other disclosures to the public. The Company’s records are a source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of business.

All Company records must be complete, accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. An employee is responsible for understanding and complying with the Company’s recordkeeping policy.

X.            Compliance with Laws and Regulations

Each employee has an obligation to comply with the laws of the cities, provinces, regions and countries in which the Company operates. This includes, without limitation, laws covering commercial bribery and kickbacks, patent, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gratuities, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets and foreign currency exchange activities. Employees are expected to understand and comply with all laws, rules and regulations that apply to their positions at the Company.

XI.            Discrimination and Harassment

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, ethnicity, religion, gender, age, national origin or any other protected class. Any form of sexual harassment is also strictly forbidden.

XII.            FAIR DEALING

Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

XIII.            Health and Safety

The Company strives to provide employees with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for other employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence or threats of violence are not permitted.

Each employee is expected to perform his/her duty to the Company in a safe manner, not under the influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

XIV.            HUMAN RIGHTS

The Company is committed to upholding internationally recognized human rights as outlined in United Nations’ Declaration of Human Rights and all applicable laws and regulations. The Company respects and protects the freedom of association of its employees and strictly prohibits the use of child labor, forced or compulsory labor, modern slavery and human trafficking in all forms. The Company respects the individual human rights of its employees throughout their employment and in all other company activities. Additionally, the Company requires its suppliers to use reasonable efforts to ensure that their parts and products do not contribute to human rights abuses, regardless of sourcing location.

XV.            aNTIRUST AND FAIR COMPETITION

The Company is committed to competing fairly and ensuring its business practice is in compliance with all applicable antitrust laws. The Company prohibits any exchange of confidential or commercially sensitive information which may illegally hinder fair competition between competitors. It is the Company’s policy to avoid practices that could have the effect of limiting competition with competitors. Prohibited practices include any arrangement of price fixing, boycotting any third parties, and illegally allocating markets by product, territory or customer.

XVI.            CoMPLIANCE WITH the Code AND REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR

All employees are expected to comply with all of the provisions of the Code. The Code will be strictly enforced and violations will be dealt with immediately, including by subjecting persons who violate its provisions to corrective and/or disciplinary action such as dismissal or removal from office. Violations of the Code that involve illegal behavior will be reported to the appropriate authorities.

Situations which may involve a violation of ethics, laws, rules, regulations or the Code may not always be clear and may require the exercise of judgment or the making of difficult decisions. If an employee has any questions regarding the Code or needs to report any concerns about a violation of ethics, laws, rules, regulations or the Code, he or she may contact his or her assigned supervisor, the Head of their respective Department, the Human Resources Department or the whistleblower hotline (+1 833-364-0843).

Reporting of violations of ethics, laws, rules, regulations or the Code may also be done anonymously through email. An anonymous report should provide enough information about the incident or situation to allow the Company to investigate properly. If concerns or complaints require confidentiality, including keeping an identity anonymous, the Company will endeavor to protect this confidentiality, subject to applicable law, regulation or legal proceedings.

The Company encourages all employees to report any suspected violations promptly and intends to thoroughly investigate any good faith reports of violations. The Company will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith. Open communication of issues and concerns by all employees without fear of retribution or retaliation is vital to the successful implementation of the Code. All employees are required to cooperate in any internal investigations of misconduct and unethical behavior.

The Company recognizes the need for the Code to be applied equally to everyone it covers and will devote the necessary resources to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with the Code.

XVIi.            Waivers of the Code

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, or the appropriate committee of the Board, and may be promptly disclosed to the public if so required by applicable laws and regulations and rules of the Nasdaq Stock Market.

XVIII.            Conclusion

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If an employee has any questions about these guidelines, he or she should contact his or her assigned supervisor, the Head of their respective Department or the Human Resources Department. The Company expects all employees to adhere to these standards. Each employee is separately responsible for his/her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. If an employee engages in conduct prohibited by the law or this Code, such employee will be deemed to have acted outside the scope of his/her employment. Such conduct will subject the employee to disciplinary action, including termination of employment.

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